SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 519TH MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 19, 2006

On the nineteenth day (19th) of the month of September in the year of two thousand and six, at 2 p.m., at the offices of the Company, established at Avenida das Nações Unidas, n° 4.777, Zip Code 05.477 -000, São Paulo/SP, the five-hundredth and nineteenth (519th) Meeting of BRASKEM S.A’s Board of Directors was held, being attended by the below undersigned Board Members. Board Member José de Freitas Mascarenhas was absent, having been replaced by his respective alternate. Board Members Alvaro Fernandes da Cunha Filho, Luiz Fernando Cirne Lima and Patrick Horbach Fairon were also absent, as well as their respective alternates, having all been replaced, respectively, by the Board Members Newton Sergio de Souza, Alvaro Pereira Novis and Edmundo José Correia Aires, as per the letter of representation forwarded previously, and in compliance with the procedures envisaged in the Company’s By-laws. In attendance were also the Chief Executive Officer José Carlos Grubisich and the Executive Officers Paul Altit, Mauricio Ferro, as well as Mr. José Augusto Mendes and Mr. Manoel Carnaúba Cortez, Mr. Nelson Raso and Ms. Ana Patrícia Soares Nogueira. The Chairman, Pedro Augusto Ribeiro Novis chaired the meeting and Ms. Ana Patrícia Soares Nogueira was the secretary. AGENDA: I) Subjects for deliberation: The following deliberations were unanimously adopted: 1) PROPOSALS FOR DELIBERATION (“PD”) – after due analysis of their terms and associated documents, the following Proposals for Deliberation were approved, which had been previously presented by the Board of Executive Officers for the cognizance of the members of the Board of Directors, as envisaged in its Internal Regulation, and the copies thereof having been properly filed at the Company’s headquarters: a) PD.CA/BAK-17/2006 – Change in the composition of the Board of Executive Officers, for the purpose of (i) taking cognizance of the resignation request presented by Executive Officer Roberto Lopes Pontes Simões, there being recorded the votes of thanks by the members of the Board of Directors of the Company to the resigning Director for his dedication and the contributions made during the exercise of his functions on the Board, and to welcome the new member of the Board; and (ii) to elect Mr. LUIS FERNANDO SARTINI FELLI, brazilian, married, an agronomist engineer, bearer of ID Card (RG) no. 13.382.092, enrolled in the CPF under no. 067.604.608 -80, domiciled at Av. das Nações Unidas, nº 4.777, 2º andar, Alto de Pinheiros, São Paulo – SP, Zip Code: 05477-000 for the purpose of accepting summons, subpoenas and services of notice. Mr. Felli shall take over the function of Executive Officer of the Company for the remaining term of the mandate which shall end at the time the first meeting of the Board of Directors is held subsequent to the Annual General Meeting, to be held in 2008. The Executive Officer being elected herein took over his position on this date, having presented, in writing, the representations required by the provisions of art. 37, item II, of Law 8.934, dated November 18, 1994 with the construction provided by Law 10.194, dated February 14, 2001, pursuant the provisions of paragraph 1 of Art. 147 of Law 6.404, dated December 15, 1976, stating that he is not impeded by any special law nor has been sentenced on the strength of any bankruptcy laws, or guilty of embezzlement, graft, bribery, collusion, pilfering, crimes against the popular economy, public faith or property, or condemned as result of any criminal laws which may impede even if temporarily, access to public office, and pursuant CVM Instructions nos. 358, dated January 03, 2002 and 367, dated May 29, 2002, that he has presented representations in writing, pursuant the provisions of said Instructions, which have been filed at the headquarters of the Company; b) PD.CA/BAK-18/2006 – Replacement of Electric Panels at CEMAP I of the Basic Raw Materials Unit, so as to implement the replacement of the Electric Panels at sub-stations SE-11 and SE-31 of CEMAP I of the Basic Raw Materials Unit, pursuant the Executive Summary appended to Attachment I to the PD, except for the recommendation made by the Board in reference to the evaluation regarding the contracting of a hedge against currency exchange risks; c) PD.CA/BAK-19/2006 – Operation Regarding the Securitization of Export Receivables, to authorize (i) the contracting of an operation to securitize export receivables pursuant the characteristics that have been described in the respective PD; and (ii) to carry out all the necessary documents and agreements for the faithful implementation of the operation which is the object of this deliberation by the Board of Executive Officers, except for the recommendation regarding protection against currency exchange risks; d) PD.CA/BAK-20/2006 –Caustic Soda Supply Agreement, to authorize the execution of the Caustic Soda Supply Agreement between the Company and Petróleo Brasileiro S.A. Petrobras, pursuant the characteristics that have been described in Attachment 1 of the respective PD; II) Subjects for Acknowledgement: Presentations were made by the Executive Officers responsible for the matters listed in this item II, to wit: 1) Preliminary Results Obtained by the Company in August, 2006; 2) Monitoring of the Braskem + Program; 3) Monitoring of the Share Repurchasing Program; 4) Monitoring of the Financial Management and Investments Policy, approved by the Board of Directors and monitored by the Finance and Investments Committee; 5) An update provided as to the Company’s financial operations; and 6) the Alienation of an equity of 0.03% held by Braskem Participações S.A. in the capital stock of Nordeste Química S.A. - Norquisa. III) Subjects of Interest to the Company: Nothing to record; IV) ADJOURNMENT: No further subjects remaining to be discussed, these minutes were drafted which, after being read, discussed, and found to be in order, will be signed by all the present Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, September 19, 2006. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho – Vice Chairman (pp/ Newton Sergio de Souza); Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; Guilherme Simões de Abreu; José Lima de Andrade Neto; Luiz Fernando Cirne Lima (pp/ Alvaro Pereira Novis); Masatoshi Furuhashi; Newton Sergio de Souza; Patrick Horbach Fairon (pp/ Edmundo José Correia Aires)].

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari – Zip Code: 42810-000 - Tel. (71) 3632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - Zip Code: 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - Zip Code: 41820-021 - Tel. (71) 3342.3088 – Fax (71) 3342.3698
São Paulo/SP - Av. das Nações Unidas, 4777, Alto de Pinheiros, Zip Code: 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer